                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 7)

                   Reinsurance Group of America, Incorporated
            --------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
            --------------------------------------------------------
                         (Title of Class of Securities)

                                   759351109
            --------------------------------------------------------
                                 (CUSIP Number)

                                  Gwenn L. Carr
                                  MetLife, Inc.
                               One Madison Avenue
                            New York, New York 10010
                                  (212)578-2211
            --------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 13, 2003
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D                                            CUSIP No. 759351109

   1        NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               MetLife, Inc.
               13-4075851

-------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) [ ]
            (b) [ ]

-------------------------------------------------------------------------------
   3      SEC USE ONLY

-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

            Not Applicable

-------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                              [ ]

-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

-------------------------------------------------------------------------------
       NUMBER OF            7       SOLE VOTING POWER
        SHARES
     BENEFICIALLY                        2,532,600
       OWNED BY      ----------------------------------------------------------
        EACH                8       SHARED VOTING POWER
      REPORTING
        PERSON                           29,710,939
         WITH        ----------------------------------------------------------
                            9       SOLE DISPOSITIVE POWER

                                         2,532,600

                     ----------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                         29,710,939

-------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  32,243,539

-------------------------------------------------------------------------------
  12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

-------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  53.3%*

-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON

                  HC, CO

-------------------------------------------------------------------------------

------------------------------
* This percentage is based upon the number of Shares issued and outstanding as of October 31, 2003, as described in RGA's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, as adjusted to give effect to the public offering by RGA of 10,500,000 Shares (assuming no exercise of the underwriters' over-allotment option).

SCHEDULE 13D                                            CUSIP No. 759351109

   1        NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Metropolitan Life Insurance Company
               13-5581829

-------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) [ ]
            (b) [ ]

-------------------------------------------------------------------------------
   3      SEC USE ONLY

-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

            Not Applicable

-------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                              [ ]

-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

              New York

-------------------------------------------------------------------------------
       NUMBER OF            7       SOLE VOTING POWER
        SHARES
     BENEFICIALLY                        None
       OWNED BY      ----------------------------------------------------------
        EACH                8       SHARED VOTING POWER
      REPORTING
        PERSON                          29,710,939
         WITH        ----------------------------------------------------------
                            9       SOLE DISPOSITIVE POWER

                                         None

                     ----------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                        29,710,939

-------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  29,710,939

-------------------------------------------------------------------------------
  12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

-------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  49.1%*

-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON

                  IC

-------------------------------------------------------------------------------

------------------------------
* This percentage is based upon the number of Shares issued and outstanding as of October 31, 2003, as described in RGA's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, as adjusted to give effect to the public offering by RGA of 10,500,000 Shares (assuming no exercise of the underwriters' over-allotment option).

SCHEDULE 13D                                            CUSIP No. 759351109

   1        NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               GenAmerica Financial Corporation
               43-1779470

-------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) [ ]
            (b) [ ]

-------------------------------------------------------------------------------
   3      SEC USE ONLY
-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

            Not Applicable

-------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                              [ ]

-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

              Missouri

-------------------------------------------------------------------------------
       NUMBER OF            7       SOLE VOTING POWER
        SHARES
     BENEFICIALLY                        None
       OWNED BY      ----------------------------------------------------------
        EACH                8       SHARED VOTING POWER
      REPORTING
        PERSON                          24,926,250
         WITH        ----------------------------------------------------------
                            9       SOLE DISPOSITIVE POWER

                                         None

                     ----------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                        24,926,250

-------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  24,926,250

-------------------------------------------------------------------------------
  12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

-------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  41.2%*

-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON

                  HC, CO

-------------------------------------------------------------------------------

------------------------------
* This percentage is based upon the number of Shares issued and outstanding as of October 31, 2003, as described in RGA's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, as adjusted to give effect to the public offering by RGA of 10,500,000 Shares (assuming no exercise of the underwriters' over-allotment option).

SCHEDULE 13D                                            CUSIP No. 759351109

   1        NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               General American Life Insurance Company
               43-0285930

-------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) [ ]
            (b) [ ]

-------------------------------------------------------------------------------
   3      SEC USE ONLY

-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

            Not Applicable

-------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                              [ ]

-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

              Missouri

-------------------------------------------------------------------------------
       NUMBER OF            7       SOLE VOTING POWER
        SHARES
     BENEFICIALLY                        None
       OWNED BY      ----------------------------------------------------------
        EACH                8       SHARED VOTING POWER
      REPORTING
        PERSON                          24,926,250
         WITH        ----------------------------------------------------------
                            9       SOLE DISPOSITIVE POWER

                                         None

                     ----------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                        24,926,250

-------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  24,926,250

-------------------------------------------------------------------------------
  12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

-------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  41.2%*

-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON

                  IC

-------------------------------------------------------------------------------

------------------------------
* This percentage is based upon the number of Shares issued and outstanding as of October 31, 2003, as described in RGA's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, as adjusted to give effect to the public offering by RGA of 10,500,000 Shares (assuming no exercise of the underwriters' over-allotment option).

SCHEDULE 13D                                            CUSIP No. 759351109

   1        NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Equity Intermediary Company
               43-1727895
-------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) [ ]
            (b) [ ]
-------------------------------------------------------------------------------
   3      SEC USE ONLY

-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

            Not Applicable

-------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                              [ ]

-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

              Missouri

-------------------------------------------------------------------------------
       NUMBER OF            7       SOLE VOTING POWER
        SHARES
     BENEFICIALLY                        None
       OWNED BY      ----------------------------------------------------------
        EACH                8       SHARED VOTING POWER
      REPORTING
        PERSON                          24,926,250
         WITH        ----------------------------------------------------------
                            9       SOLE DISPOSITIVE POWER

                                         None

                     ----------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                        24,926,250

-------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  24,926,250

-------------------------------------------------------------------------------
  12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

-------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  41.2%*

-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON

                  HC, CO

-------------------------------------------------------------------------------

------------------------------
* This percentage is based upon the number of Shares issued and outstanding as of October 31, 2003, as described in RGA's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, as adjusted to give effect to the public offering by RGA of 10,500,000 Shares (assuming no exercise of the underwriters' over-allotment option).

SCHEDULE 13D                                            CUSIP No. 759351109

         This Statement amends the Schedule 13D Statement, as amended, of MetLife, Inc., Metropolitan Life Insurance Company, GenAmerica Financial Corporation, General American Life Insurance Company and Equity Intermediary Company (collectively, the "Filing Parties") in respect of the common stock of Reinsurance Group of America, Incorporated, as follows:

Item 3.           Source and Amount of Funds or other Consideration.

         Item 3 is hereby amended by replacing the last paragraph thereof with the following:

         "On November 13, 2003, MLINC and EIM purchased 2,205,000 and 795,000 Shares, respectively (the "Public Offering Shares"), in a public offering by RGA. MLINC and EIM used working capital of approximately $80.8 million and $29.1 million, respectively, to pay the purchase price of the Shares.

         If the Filing Parties purchase any of the additional Shares referred to in the second paragraph of Item 4 below, they will use working capital to pay the purchase price of the Shares."

Item 4.           Purpose of Transaction.

         Item 4 is hereby amended by replacing the penultimate paragraph thereof with the following:

          "MLINC and EIM purchased the Public Offering Shares in order to offset dilution of the Filing Parties' holdings as a result of RGA's public offering of 10,500,000 Shares."

Item 5.           Interest in Securities of the Issuer.

         Item 5 is hereby amended by replacing the first paragraph of Item 5(a) and (b) with the following:

         "As of November 13, 2003, MLINC beneficially owned 32,243,539 Shares, or approximately 53.3 percent of the outstanding Shares. Of such Shares, MLINC has sole voting and dispositive power with respect to 2,532,600 Shares. MLINC shares voting and dispositive power with MetLife with respect to 29,710,939 Shares and shares voting and dispositive power with GenAmerica, GenAm Life and EIM with respect to 24,926,250 Shares. As of November 13, 2003, MetLife beneficially owned 29,710,939 shares, or approximately 49.1 percent of the outstanding Shares. MetLife shares voting and dispositive power with MLINC with respect to all 29,710,939 Shares and shares voting and dispositive power with GenAmerica, GenAm Life and EIM with respect to 24,926,250 Shares. As of November 13, 2003, GenAmerica, GenAm Life and EIM beneficially owned 24,926,250 Shares, or approximately 41.2 percent of the outstanding Shares. With respect to such Shares, GenAmerica, GenAm Life and EIM share voting and dispositive power with MLINC, MetLife and each other. See Item 2 above."

         Item 5 is hereby amended by replacing the fourth paragraph of Item 5(a) and (b) with the following:

         "The percentage amounts set forth in this Item 5 are based upon the number of Shares issued and outstanding as of October 31, 2003, as described in RGA's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, as adjusted to give effect to the public offering by RGA of 10,500,000 Shares (assuming no exercise of the underwriters' over-allotment option)."

SCHEDULE 13D                                            CUSIP No. 759351109

                                    SIGNATURE
              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2003

                              METLIFE, INC.

                              By: /s/ Anthony J. Williamson
                                  ----------------------------------------------
                              Name:    Anthony J. Williamson
                              Title:   Senior Vice-President and Treasurer

                              METROPOLITAN LIFE INSURANCE COMPANY

                              By: /s/ Anthony J. Williamson
                                  ----------------------------------------------
                              Name:    Anthony J. Williamson
                              Title:   Senior Vice-President and Treasurer

                              GENAMERICA FINANCIAL CORPORATION

                              By: /s/ Anthony J. Williamson
                                  ----------------------------------------------
                              Name:    Anthony J. Williamson
                              Title:   Vice-President and Treasurer

                              GENERAL AMERICAN LIFE INSURANCE COMPANY

                              By: /s/ Anthony J. Williamson
                                  ----------------------------------------------
                              Name:    Anthony J. Williamson
                              Title:   Vice-President and Treasurer

                              EQUITY INTERMEDIARY COMPANY

                              By: /s/ Anthony J. Williamson
                                  ----------------------------------------------
                              Name:    Anthony J. Williamson
                              Title:   Director, Vice-President and Treasurer